Future FinTech Group Inc.

January 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	Charles Eastman Martin James Tim Buchmiller Russell Mancuso

Re:	Future FinTech Group Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A Filed January 6, 2019 File No. 001-34502

Dear Mr. Eastman, Mr. James, Mr. Buchmiller and Mr. Mancuso:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated January 8, 2020 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.

For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amendment No. 3 to Preliminary Proxy Statement, marked to show changes to Amendment No. 2 to Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed January 6, 2020

Summary of Implementation of Evaluation Process, page 24

1.	We note your reference on page 25 to an attached qualification. Please see Regulation ST Item 306 regarding foreign language documents, and revise your filing accordingly.

Response: We have revised our filing and included the translated qualification certificate in English as Exhibit 2 to the Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

2.	Revise the format of the unaudited pro forma condensed consolidated balance sheet and statements of operations to be consistent with the guidance in Instruction 3 to Rule 11-02 of Regulation S-X. Include appropriately titled columns to separately present (i) the historical financial information of company, (ii) the historical financial information of the business being divested, (iii) the pro forma adjustments necessary to arrive at the remainder of the existing entity, and (iv) the company on a pro forma basis. Clearly reference each pro forma adjustment to the note or notes that explain the assumptions involved.

Response: We have revised the format of the unaudited pro forma condensed consolidated balance sheet and statements of operations on page 33 of the Preliminary Proxy Statement.

3.	Revise the unaudited pro forma statements of operations to only reflect results up to your income from continuing operations. Please refer to Instruction 1 to Rule 11-02 of Regulation S-X.

Response: We have revised the unaudited pro forma statements of operations to only reflect results up to our income from continuing operations on page 35 of the Preliminary Proxy Statement.

4.	Consistent with Rule 11-02(b)(6) of Regulation S-X, please revise the second introductory paragraph as well as your basis of presentation on page 38 to clearly explain that the unaudited pro forma balance sheet assumes that the sale of HeDeTang HK was consummated at September 30, 2019 and that the unaudited pro forma statements of operations for the periods ended December 31, 2018 and September 30, 2019, respectively, assume that the sale was consummated at the beginning of the periods presented (i.e., January 1, 2018). Revise your pro forma adjustments and the notes thereto to reflect that guidance.

Response: We have revised the second introductory paragraph as well as our basis of presentation on pages 36 and 38 of the Preliminary Proxy Statement.

5.	Revise the second introductory paragraph to remove the reference to “projected statements of operations” and revise the third introductory paragraph and all other sections of the presentation to use the term “historical” instead of “actual” when referring to the company’s consolidated financial statements. Further, in light of the fact that the transaction has not yet been consummated, please remove the disclosure at the end of the third paragraph indicating that the consolidated financial statements included in the company’s September 30, 2019 Form 10-Q are on a post-Sale Transaction basis.

Response: We have revised the second introductory paragraph and removed the reference to “projected statements of operations” and revised the third introductory paragraph and all other sections of the presentation to use the term “historical” instead of “actual” when referring to the company’s consolidated financial statements on page 32 of the Preliminary Proxy Statement. We also have removed the disclosure at the end of the third paragraph indicating that the consolidated financial statements included in the company’s September 30, 2019 Form 10-Q are on a post-Sale Transaction basis.

6.	Revise the fourth introductory paragraph to correctly indicate that the unaudited pro forma condensed consolidated balance sheet and statements of operations include pro forma adjustments which reflect transactions and events that are directly attributable to the Sale Transaction, and not the “post Sale Transaction” as currently disclosed.

Response: We have revised the fourth introductory paragraph to correctly indicate that the unaudited pro forma condensed consolidated balance sheet and statements of operations include pro forma adjustments which reflect transactions and events that are directly attributable to the Sale Transaction on page 32 of the Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 33

7.	As disclosed in your note 2 to your pro forma adjustments, the increase to your accounts receivable of $66,561,464 is the previously eliminated intercompany receivable from HeDeTang HK. Given that the revenues of HeDeTang HK, and the underlying fruit business, are minimal please tell us how you assessed the collectability of the amount due.

Response: In the Preliminary Proxy Statement filed on January 6, 2020, the Company incorrectly recorded intercompany receivables of $66,789,831 from HeDeTang HK, which is mainly related with a long-term investment from FTFT to the subsidiaries of HeDeTang HK, in the accounts receivable. We have reclassified it into other receivables from HeDeTang HK, which is then offset with intercompany accrued expenses from HeDeTang HK.

The current accounts receivable of the Company after the Sale Transaction is $31,029, and other receivables is $8.36 million, which is mainly related with the creditor’s rights acquired from Shaanxi Chunlu Ecological Agriculture Co., Ltd. and Shaanxi Fuchen Venture Capital Management Co., Ltd. Based on the best available facts and circumstances, management believes that this amount is collectible.

8.	Please provide us with a balanced journal entry that shows how you recorded the pro forma adjustments resulting from the assumptions described in note 2 on page 38. Show us each balance sheet caption impacted and revise the Notes column on this statement to reference them to note 2. Further, tell us how you considered the zero net asset value of HeDeTang HK reported by your independent valuation expert when concluding that this pro forma adjustment is factually supportable.

Response: As mentioned above, we have revised the journal entry related with note 2 in Preliminary Proxy Statement filed on January 6, 2020.

The asset valuation is used in the appraisal of the equity value of HeDeTang HK. Assets and liabilities are valued at their fair market value based on the balance sheet date, to determine the equity value of HeDeTang HK. As the subsidiaries of HeDeTang HK have large amounts of liabilities on their books (unpaid bank loans due to insolvency), the value of the assets cannot cover the liabilities, therefore, the appraisal value of HeDeTang HK’s shareholders equity is zero. The Company’ historical consolidated financial statements included the financial statements of HeDeTang HK. The valuation of HeDeTang HK has no impact on the pro forma adjustment.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Foster Garvey, P.C.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.

3